Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007
Net income	$981	$402	$1,809	$1,194
Dividends on preferred stock	378	357	751	705

Net income attributable to common shareholders	$603	$45	$1,058	$489

Earnings per common share - basic	$0.07	$0.01	$0.13	$0.06

Earnings per common share - diluted	$0.05	$0.01	$0.09	$0.05

Weighted average shares outstanding - basic	8,341,050	7,828,981	8,306,434	7,828,981

Weighted average shares outstanding	8,341,050	7,828,981	8,306,434	7,828,981
Effect of convertible preferred stock	4,285,714	—	4,285,714	4,285,714
Effect of options	253,789	228,858	248,658	198,824

Weighted average shares outstanding - diluted	12,880,553	8,057,839	12,840,806	12,313,519